FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                         For the month of January, 2003



                                QXL ricardo PLC


                                 Landmark House
                            Hammersmith Bridge Road
                                 London W6 9EJ
                                 United Kingdom
                              Tel: 44-208-962 7100

                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                       Form 20-F..X..     Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes ..... No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )







QXL ricardo plc

Notice of Claim and Announcement Date for Q3 Results

Monday 27 January 2003

The Board of QXL ricardo plc (the "Company") has received notice of a third party claim in respect of the ownership of 92% of its Polish subsidiary, QXL Poland sp z.o.o. The Company is currently investigating this claim and the circumstances surrounding it. As the claim is based on events that are said to have occurred on 30 December 2002 it is not expected that the claim will have any material effect on the trading results for the quarter ending 31 December 2002. The Company expects to announce these results in the first half of February 2003.


For further enquiries please contact: investorrelations@qxl.com


END



                                          QXL ricardo PLC

Date  29 January, 2003                   By:___/s/ Tom Parkinson___

                                          Tom Parkinson
                                          General Counsel and Company Secretary